Filed Pursuant to Rule 424(b)3
                                                             File No. 333-117903

PROSPECTUS SUPPLEMENT NO. 1
(To Prospectus Dated April 6, 2005)

                             ProUroCare Medical Inc.


                                13,928,493 Shares
                                  Common Stock

The information contained in this prospectus supplement amends and updates our prospectus dated April 6, 2005 (the "Prospectus"), and should be read in conjunction therewith. Please keep this Prospectus Supplement with your Prospectus for future reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.







             The date of this Prospectus Supplement is May 11, 2005

FORWARD-LOOKING STATEMENTS

         Certain statements contained in this prospectus supplement that are forward-looking in nature are based on the current beliefs of our management as well as assumptions made by and information currently available to management, including statements related to the markets for our products, general trends in our operations or financial results, plans, expectations, estimates and beliefs. In addition, when used in this prospectus, the words "may," "could," "should," "anticipate," "believe," "estimate," "expect," "intend," "plan," "predict" and similar expressions and their variants, as they relate to us or our management, may identify forward-looking statements. These statements reflect our judgment as of the date of this prospectus supplement with respect to future events, the outcome of which is subject to risks, which may have a significant impact on our business, operating results or financial condition. You are cautioned that these forward-looking statements are inherently uncertain. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein. We undertake no obligation to update forward-looking statements. The risks identified in the "Risk Factors" section of the Prospectus, among others, may impact forward-looking statements contained in this prospectus supplement.

INTERIM FINANCIAL STATEMENTS - QUARTER ENDED MARCH 31, 2005

Included in this prospectus supplement beginning at page F-1 are our interim financial statements as of and for the three months ended March 31, 2005, included the accompanying footnotes thereto. These interim financial statements, which were included in our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005, should be read in conjunction with the audited financial statements as of and for the year ended December 31, 2004 that were included in the Prospectus.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operation

         Assets; Property Acquisitions and Dispositions.

         Our primary assets are cash and intellectual-property rights, which are the foundation for our proposed product offerings. We do not anticipate purchasing or selling any significant equipment or other assets in the near term. Neither do we anticipate any significant changes in the number of our employees (except as noted below). In connection with and as a condition to the closing of the Merger, we engaged in a private placement under which we issued and sold an aggregate of 2,205,000 shares of common stock at $2.00 per share pursuant to Section 4(2) of the Securities Act and Rule 506 promulgated under the Securities Act (the "Private Placement"). The initial closing of the Private Placement occurred on April 5, 2004 (the same day as the closing of the Merger). We raised an aggregate of $4.2 million in the Private Placement, after payment of all associated legal, accounting and other offering and Merger expenses.

         Initial Product Offerings.

         Our first product will be the ProUroScan, which is being designed as a unique diagnostic-imaging system that enables physicians to accurately display and chart a prostate examination for disease screening and diagnosis. Based on pre-clinical data obtained from testing on both models and actual patients in clinical settings, we believe the ProUroScan's proprietary imaging system will produce a digital image of the prostate showing the size of the prostate and the location of soft-tissue hardness or nodules within the prostate. We believe that the ProUroScan will enable a physician to detect hardness in the prostate more accurately than with their finger, assess areas of the prostate that the physician cannot reach with their finger, and produce quantifiable and chartable results.

         We have been working closely with our development partners, Artann Laboratories and Minnetronix, who are both experienced and knowledgeable in the development of medical devices. In late November 2004, we took delivery of two working, pre-clinical ProUroScan systems from Artann Laboratories. Based on our development partners' judgment of the current status of the development projects and the estimated amount of work remaining to be done, we anticipate that these prototypes can be refined and made ready for clinical trials during 2005. We met with the FDA in late 2002, and provided them with an overview of the ProUroScan and our initial thoughts on the clinical protocol to be employed. Based on their informal guidance provided during the meeting, we have developed a preliminary plan for our clinical trials. We recently retained the firm of Hogan and Hartson, LLP of Washington D.C. as our new regulatory consultants. While Hogan and Hartson, LLP are currently in the process of reviewing and refining our regulatory strategy, it is our intent to complete the required clinical trials and file a 510(k) application with the FDA for approval of the ProUroScan in late 2005. Assuming that the results of clinical trials pose no unanticipated problems, we expect, based on advice from our regulatory consultant, to have our 510(k) application approved within 90-180 days after its filing. Upon approval, we intend to immediately file a second 510(k) application to incorporate certain improvements and make certain enhanced claims.

         We have also licensed rights to technology that offers significant enhancements to existing microwave thermal therapy for treatment of benign prostate hyperplasia ("BPH"). We intend to use this technology to develop a means for urologists to observe and direct the application of heat to diseased portions of the prostate during thermal therapy procedures.

         Current Operations and Expenses.

         We currently employ only our three executive officers and a Vice President of Marketing and Sales, and conduct our research and development, market research, regulatory function, and all other business operations through the use of a variety of consultants and medical-device development contractors. Management believes that using consultants and contractors to perform these functions is more cost effective than hiring full-time employees, and affords us flexibility in directing our resources toward specific and changing goals during our development stage. As we prepare for the market launch of our ProUroScan product, we do expect to add two to three additional employees within the next 12 months.

         We incur ongoing expenses that are directly related to being a public company, including professional audit and legal fees, financial printing, press releases, and transfer agent fees. Our facilities consist of a month-to-month rental of approximately 2,200 square feet in an office that we share with another, unrelated company. Other expenses incurred include travel, insurance, telephone, supplies, and other miscellaneous expenses.

         Three Months Ended March 31, 2005 vs. 2004.

         For the three months ended March 31, 2005, we recorded general and administrative (G&A) costs of approximately $383,000 compared with G&A costs of approximately $213,000 for the quarter ended March 31, 2004. Significant components of G&A during these period were as follows:

      o Employee compensation costs (salary, payroll taxes, and benefits) for the three months ended March 31, 2005 were approximately $190,000, compared to $88,000 in the prior year period. The increased compensation expense resulted from the hiring of our President and COO in February, 2004, the hiring of our CFO in July of 2004, and the hiring of our Vice-President of Marketing in January, 2005.

      o We recorded stock-based compensation expenses of approximately $77,000 for the three months ended March 31, 2005, compared to approximately $30,000 for the comparable 2004 periods. The increases are attributable to option issuances to our newly hired President and Chief Operating Officer, Chief Financial Officer, and Vice-President of Marketing.

      o We have a limited number of employees, and utilize consultants in various fields to achieve our goals during our development phase. Expenses for various consultants specializing in market analysis, reimbursement and medical advising totaled approximately $7,000 in the three months ended March 31, 2005. There were no such expenses in the comparable 2004 period. Our President and Chief Operating Officer provided his services on a part-time consulting basis through January, 2004, and our Chief Financial Officer provided his services on a part-time consulting basis through July 21, 2004. Consulting fees related to these services were $26,000 for the three months ended March 31, 2004.

      o Corporate legal expenses increased from approximately $25,000 to $49,000, primarily due to the costs of legal proceedings concerning the separation of employment of a former officer.

      o New expenses in connection with being a public company of approximately $26,000 were recorded during the three months ended March 31, 2005, following the Merger that occurred in April, 2004.

         For the three months ended March 31, 2005, we recorded research and development (R&D) expense of approximately $105,000 compared to approximately $6,000 during the three months ended March 31, 2004. Significant components of R&D were as follows:

      o Contracted development costs were approximately $45,000 in the three months ended March 31, 2005. We also expensed purchases of certain components for our systems under development totaling approximately $35,000. The increased development activity comes as a result of funding following the Merger and Private Placement.

      o In 2004, we engaged consultants in product development, regulatory activities, and engineering. Expenses related to these consulting activities were approximately $23,000 for the three months ended March 31, 2005, compared to approximately $5,000 during the three months ended March 31, 2004.

         Interest expense decreased from approximately $108,000 during three months ended March 31, 2004 to approximately $3,000 during three months ended March 31, 2005. Interest expense during the three month period ended March 31, 2004 was primarily related to a $1,000,000 bank line of credit that was outstanding during the period and the amortization of associated loan guarantee fees, and to finance charges on certain outstanding vendor invoices. These expenses were eliminated following the repayment of debts subsequent to the Merger and Private Placement in April, 2004. Interest expense during the three month period ended March 31, 2005 was primarily related to an unsecured promissory note due to one of our development partners.

         During the next 12 months, we expect to complete the development of clinical ProUroScan systems, conduct clinical trials, and file a 510(k) submission with the FDA; fund development work on our therapeutic products; and prepare for initial market launch. During this time we anticipate that we will spend approximately $2.3 million in marketing and administrative expenses. Of these, we expect that approximately $1.4 million will be for compensation, benefits, and payroll taxes.

         Research and Development.

         We anticipate that we will spend a total of approximately $1.2 and $1.4 million on research and product development of the ProUroScan system over the next 12 months. Of this amount, approximately $700,000-$750,000 will be spent on manufacturing, engineering, validation and documentation efforts with a contracted medical-products development company. Clinical trials and the 510(k) filing with the FDA are expected to cost in the range of $300,000-$350,000. Other costs, estimated to be in the range of $200,000-$300,000, are expected to include market research, regulatory costs and project management.

         We expect that research and development efforts for our thermal therapy products will be funded primarily through a joint development and marketing arrangement with a thermal therapy company. We expect that we will spend between $200,000 and $250,000 over the next twelve months in this joint development effort. To date, we have had discussions with several such thermotherapy system companies, but no agreement has yet been reached.

         Liquidity and Capital Resources

         We had working capital (deficit) of $(388,732) and $22,947 at March 31, 2005 and December 31, 2004, respectively. Cash used in operations was $253,658 and $146,355 for the three months ended March 31, 2005 and 2004, respectively, and $4,123,360 for the period from August 17, 1999 (date of inception) to March 31, 2005.

         The primary use of cash in the three months ended March 31, 2005 was to fund our net loss and to repay approximately $60,000 pursuant to an unsecured promissory note with a vendor. The primary use of cash in the period from August 17, 1999 (inception) through March 31, 2005, in addition to funding our net loss, was to pay $750,000 to Profile, LLC for the redemption of their common stock, including $650,000 (plus accrued interest) in relation to a note payable, arising from their exercise of dissenter's rights at the time of the Merger. Cash was also used to fund the approximate $163,000 cost of the Merger, to repay approximately $99,000 pursuant to an unsecured promissory note with a vendor, and to acquire approximately $21,000 of office furniture and computer equipment.

         Common stock and warrants have also been used to fund a portion of our operating loss in these periods. Common stock was issued to pay for approximately $193,000 of consulting services and approximately $89,000 of interest for the period from August 17, 1999 (date of inception) to March 31, 2005. Warrants were used to pay for approximately $469,000 of contracted development costs for the period from August 17, 1999 (date of inception) to March 31, 2005.

         Pursuant to terms of the Research and Development Agreement with Artann Laboratories, Inc. and Armen Sarvazyan executed in July, 2004, we are required to pay $250,000 for development services to be rendered through July of 2007, based on achievement of certain performance milestones. An additional 10% bonus will also be required for completion of certain technology ahead of pre-established milestone dates. As of March 31, 2005, we had paid $150,000 to Artann Laboratories under the Research and Development Agreement.

         On October 12, 2004, we reached an agreement with one of our ProUroScan research and development contractors, Minnetronix Inc., regarding payment of amounts due to Minnetronix for past and future work. Under this agreement, we paid $80,538 of our outstanding balance due to Minnetronix, and issued an unsecured promissory note for the remaining balance of $241,613. The promissory note was payable in 12 monthly installments beginning November 1, 2004 or within 30 days of closing on a financing of at least $2 million, whichever is earlier, and bears interest at a 6% annual rate. At the same time, we settled $133,323 of accrued finance charges with a $44,441 cash payment and by issuing 44,441 shares of ProUroCare common stock. These liabilities had been recorded on the Company's books as of March 31, 2005. In addition, the Company paid $200,000 to Minnetronix as a deposit on future development work, to be applied to the last mutually agreed upon project expenses. On April 18, 2005, we applied a portion of the amount on deposit to pay off the balance of the unsecured promissory note and certain open invoices from Minnetronix. The remaining balance of the deposit totals approximately $36,000, which will be held as a security deposit by Minnetronix against their future contracted work.

         As of March 31, 2005, we had depleted our cash. On March 31, 2005 we borrowed $100,000 pursuant to the issuing of a promissory note to a financial institution. The promissory note is collateralized by substantially all assets of the Company and a guaranty by our Chairman and Chief Executive Officer, Maurice R. Taylor. In addition, we are working with our suppliers to delay payments due to them, and have deferred certain salaries until funding is obtained. We believe that these actions will allow us to continue operations through the month of May 2005.

         We plan to engage in additional financings to raise the capital required to complete the development and regulatory approval of our products. We cannot be certain that any required additional financing will be available on terms favorable to us. If additional funds are raised by the issuance of our equity securities, such as through the issuance of stock, convertible securities, or the issuance and exercise of warrants, then existing stockholders will experience dilution of their ownership interest. If additional funds are raised by the issuance of debt or other equity instruments, we may become subject to certain operational limitations, and issuance of such securities may have rights senior to those of the then existing holders of common stock. If adequate funds are not available or not available on acceptable terms, we may be unable to fund expansion, develop or enhance products. If we are forced to slow our development programs, or put them on hold, it could delay our market entry. Ultimately, if no additional financing is obtained, we may be forced to cease operations.

          Index to Interim Condensed Consolidated Financial Statements
          ------------------------------------------------------------


                                                                            Page
                                                                            ----
Consolidated Balance Sheets as of March 31, 2005 (Unaudited) and
December 31, 2004                                                            F-2

Unaudited Consolidated Statements of Operations for the Three Months
Ended March 31, 2005 and 2004 and the period from August 17, 1999
(inception) to March 31, 2005                                                F-3

Unaudited Consolidated Statements of Cash Flows for the Three Months
Ended March 31, 2005 and 2004 and the period from August 17, 1999
(inception) to March 31, 2005                                                F-4

Notes to Consolidated Financial Statements - March 31, 2005 (unaudited)      F-5

                             ProUroCare Medical Inc.
                           A Development Stage Company
                           Consolidated Balance Sheets

                                                        March 31, 2005   December 31, 2004
                                                          (Unaudited)        (Audited)
                                                          -----------       -----------
Assets
Current assets:
      Cash                                                $    88,238       $   301,522
      Deposit                                                 197,173           200,000
      Other current assets                                      7,880            19,336
                                                          -----------       -----------
                      Total current assets                    293,291           520,858
Equipment and furniture, net                                   11,108            12,587
                                                          -----------       -----------
                                                          $   304,399       $   533,445
                                                          ===========       ===========
Liabilities and Shareholders' Deficit

Current liabilities:

      Note payable, bank                                  $   100,000       $        --
      Note payable                                            142,695           202,341
      Accounts payable                                        210,404           112,602
      Accrued expenses                                        219,981           174,025
      Due to Clinical Network, Inc.                             8,943             8,943
                                                          -----------       -----------
                      Total current liabilities               682,023           497,911

Commitments and contingencies (note 4)
  Shareholders' deficit:

      Common stock, $0.01 par. Authorized
          100,000,000 shares; issued and outstanding
          13,988,057 shares on March 31, 2005 and
          December 31, 2004                                       140               140
      Additional paid-in capital                            8,289,170         8,212,283
      Deficit accumulated during the development
          stage                                            (8,666,934)       (8,176,889)
                                                          -----------       -----------
                      Total shareholders' deficit            (377,624)           35,534
                                                          -----------       -----------
                                                          $   304,399       $   533,445
                                                          ===========       ===========


See accompanying notes to financial statements.

                             ProUroCare Medical Inc.
                           A Development Stage Company
                      Consolidated Statements of Operations
                                   (Unaudited)

                                                                              Period from
                                        Three months ended March 31,        August 17,1999
                                       ------------------------------- (inception)to March 31,
                                           2005              2004                2005
                                       ------------       ------------       ------------
Operating expenses:
    Research and development           $    104,702       $      5,525       $  4,310,778
    General and administrative              383,141            212,592          3,615,420
                                       ------------       ------------       ------------
         Total operating expenses           487,843            218,117          7,926,198
                                       ------------       ------------       ------------
         Operating loss                    (487,843)          (218,117)        (7,926,198)
Interest income                                 445                 --             16,479
Interest expense                             (2,647)          (107,967)          (757,215)
                                       ------------       ------------       ------------
         Net loss                      $   (490,045)      $   (326,084)      $ (8,666,934)
                                       ============       ============       ============

Net loss per common share:
    Basic and diluted                  $      (0.04)      $      (0.03)      $      (1.22)

Weighted average number of shares
  outstanding:
    Basic and diluted                    13,988,057         10,503,003          7,077,598


See accompanying notes to financial statements.

                             ProUroCare Medical Inc.
                           A Development Stage Company
                      Consolidated Statements of Cash Flows
                                   (Unaudited)

                                                                                                                Period from
                                                                              Three months ended March 31,     August 17,1999
                                                                              ----------------------------- (inception)to March 31,
                                                                                 2005              2004             2005
                                                                              -----------       -----------     -----------
Cash flows from operating activities:
       Net loss                                                               $  (490,045)      $  (326,084)    $(8,666,934)
       Adjustments to reconcile net loss to net cash
             used in operating activities:
                  Depreciation and amortization                                     1,479               708           9,689
                  Stock-based compensation                                         76,887            30,103         590,640
                  Issuance of common stock for services rendered                       --                --         103,166
                  Warrants issued for services                                         --                --         468,636
                  Warrants issued for debt guarantees                                  --                --         320,974
                  Amortization of debt issuance costs                                  --            72,594         216,112
                  License rights expensed as research and development,
                        paid by issuance of common stock to CS Medical
                        Technologies, LLC                                              --                --         475,000
                  License rights expensed as research and development,
                        paid by issuance of common stock to Profile, LLC               --                --       1,713,600
                  Changes in operating assets and liabilities:
                        Deposits                                                    2,827                --        (197,173)
                        Other current assets                                       11,456           (64,423)         (7,880)
                        Accounts payable                                           97,802            99,374         553,604
                        Accrued expenses                                           45,956            41,373         297,206
                                                                              -----------       -----------     -----------
                              Net cash used in operating activities              (253,638)         (146,355)     (4,123,360)
                                                                              -----------       -----------     -----------
Cash flows from investing activities:

       Purchases of equipment and furniture                                            --                --         (20,797)
                                                                              -----------       -----------     -----------
                                   Net cash used in investing activities               --                --         (20,797)
                                                                              -----------       -----------     -----------
Cash flows from financing activities:

       Net advances  on line of credit, bank                                           --           140,000              --
       Net advances on note payable, bank                                         100,000                --         100,000
       Net repayments on note payable                                             (59,646)               --        (748,918)
       Payment for recission of common stock                                           --                --        (100,000)
       Net advances from  Clinical Network, Inc.                                       --                --           8,943
       Cost of reverse merger                                                          --                --        (162,556)
       Net proceeds from issuance of common stock                                      --                --       5,134,926
                                                                              -----------       -----------     -----------
                              Net cash provided by financing activities            40,354           140,000       4,232,395
                                                                              -----------       -----------     -----------
                              Net increase (decrease) in cash                    (213,284)           (6,355)         88,238
Cash, beginning of the period                                                     301,522             8,968              --
                                                                              -----------       -----------     -----------
Cash, end of the period                                                       $    88,238       $     2,613     $    88,238
                                                                              ===========       ===========     ===========
Supplemental cash flow information:
       Cash paid for interest                                                 $     2,738       $     9,788     $   127,276
       Non-cash investing and financing activities:
             Assumption of liabilities in the Profile, LLC transaction        $        --       $        --     $    25,000
             Warrants issued for debt issuance costs                                   --                --         216,112
             Issuance of note payable for redemption of common stock                   --                --         650,000
             Common stock issued in lieu of cash for
                  accounts payable and accrued interest                                --                --         178,812
             Conversion of accounts payable to note payable                            --                --         241,613

See accompanying notes to financial statements.

                             ProUroCare Medical Inc.
                           A Development Stage Company
                   Notes to Consolidated Financial Statements

                   March 31, 2005 and 2004 and the period from
                  August 17, 1999 (inception) to March 31, 2005
                                   (Unaudited)

Note 1. Description of Business and Summary of Significant Accounting Policies

         (a) Description of Business, Development Stage Activities, and Basis of Presentation

         ProUroCare Medical Inc. ("ProUroCare" or the "Company", which terms include reference to ProUroCare Inc., the Company's wholly owned subsidiary) is a development stage company that is developing diagnostic equipment and treatments for enlarged prostates and other male urological conditions. The Company's developmental activities have included the acquisition of several technology licenses, the development of a strategic business plan and a senior management team, product development, and fund raising activities.

         The Company had no activities from its incorporation in August 1999 until July 2001, when the Company issued 3,000,000 shares of common stock to Clinical Network, Inc. (CNI) and Clinical Network LLC (CN LLC), a related party to CNI. Also in July 2001 the Company acquired a license to certain microwave technology by issuing 3,000,000 shares of common stock to CS Medical Technologies, LLC (CSM). In January 2002, the Company acquired a license to certain imaging technology by issuing 3,999,999 shares to Profile LLC (Profile).

         Pursuant to merger agreement effective April 5, 2004 by and among ProUroCare, Global Internet Communications, Inc. ("Global"), and GIC Acquisition Corp., a wholly owned subsidiary of Global, GIC Acquisition Co. merged with and into ProUroCare, which remained as the surviving company and a wholly owned operating subsidiary of Global (the "Merger"). The Merger was effective as of April 5, 2004. On April 26, 2004, Global changed its name to ProUroCare Medical Inc.

         In connection with the Merger, Global completed a private placement offering of 2,205,000 shares of common stock pursuant to Rule 506 promulgated under the Securities Act of 1933, as amended.

         The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. Significant intercompany accounts and transactions have been eliminated in consolidation.

         (b) Restatement of Share Data

         At the effective time of the Merger, the legal existence of GIC Acquisition Co. ceased, and all 3,501,001 shares of common stock of ProUroCare Inc. that were outstanding immediately prior to the Merger and held by ProUroCare Inc. shareholders were cancelled, with one share of ProUroCare common stock issued to Global. Simultaneously, the non-dissenting former shareholders of 3,201,001 shares of ProUroCare Inc. common stock received an aggregate of 9,603,003 shares of common stock of Global.

         All share data has been restated to give effect to the retroactive application of the Merger under which each ProUroCare Inc. share was converted into three shares of Global.

         (c) Interim Financial Information.

         The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and pursuant to the rules and regulations of the U. S. Securities and Exchange Commission (the "SEC") for interim financial information. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations. Operating results for the three months ended March 31, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005. The accompanying financial statements and related notes should be read in conjunction with the audited financial statements of ProUroCare Medical Inc. (formerly Global Internet Communications, Inc.), and notes thereto, for the fiscal year ended December 31, 2004, contained in its Annual Report on Form 10-KSB for the year ended December 31, 2004.

         The financial information furnished reflects, in the opinion of management, all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the results of the interim periods presented.

         (d) Accounting Estimates

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. The Company's significant estimates include the determination of the fair value of its common stock, contingent liability expense, and the valuation of license rights. Actual results could differ from those estimates.

         (e) Net Loss Per Common Share

         Basic and diluted loss per common share is computed by dividing net loss by the weighted-average number of common shares outstanding for the reporting period. Dilutive common-equivalent shares have not been included in the computation of diluted net loss per share because their inclusion would be antidilutive. Antidilutive common equivalent shares issuable based on future exercise of stock options or warrants could potentially dilute basic loss per common share in subsequent years. All options and warrants outstanding were antidilutive for the three months ended March 31, 2005 and 2004 and the period from August 17, 1999 (inception) to March 31, 2005.

         (f) Comparative Figures

         Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the current year.

         (g) Stock-Based Compensation

         Effective August 17, 1999, the Company adopted the fair value recognition provisions of FASB Statement of Financial Accounting Standards
(SFAS) No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," to record option and warrant issuances, including stock-based employee compensation. The Company's policy is to grant stock options at fair value at the date of grant, and to record the expense at fair value as required by SFAS No. 123, using the Black-Scholes pricing model.

         In determining the compensation cost of the options granted during the three months ended March 31, 2005 and 2004, as specified by SFAS No. 123, the fair value of each option grant has been estimated on the date of grant using the Black Scholes pricing model and the weighted average assumptions used in these calculations are summarized as follows:

                                                         For the three months ended March 31,
                                                   -------------------------------------------------
                                                                 2005                     2004
                                                                 ----                     ----
         Risk-free Interest Rate                                 3.76%                    4.16%
         Expected Life of Options Granted                 5.8 years(1)              10 years(2)
         Expected Volatility                                     78.6%                       0%
         Expected Dividend Yield                                     0                        0

      1 Calculated as the average of the vesting periods and the contractual term of the options.

      2  The contractual term of the options.

         (h) Recently Issued Accounting Pronouncements

         In December 2004, FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment", that focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This statement replaces SFAS No. 123, "Accounting for Stock-Based Compensation", and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." The revised SFAS No. 123 requires publicly held companies to expense the fair value of employee stock options and similar awards, which has been the Company's policy to date. The Company does not expect the adoption of SFAS No. 123, as revised, to have a material effect on its consolidated financial statements, since the Company has previously adopted SFAS No. 123.

Note 2.  Shareholders' Equity

         On January 3, 2005, the Company issued 150,000 stock options to Richard
C. Carlson, the Company's Vice President of Marketing and Sales. The options vest ratably over a three year period, have a 10 year life, and an exercise price of $2.35 per share. The options were valued using the Black Scholes pricing model (see Note 1) and are being expensed over the vesting period as general and administrative expense.

Note 3.  Note Payable - Bank

         On March 31, 2005 the Company borrowed $100,000 pursuant to the issuing of a promissory note to a financial institution. The promissory note is collateralized by substantially all assets of the Company and a guaranty by the Company's Chairman and Chief Executive Officer, Maurice R. Taylor. The promissory note bears interest at an annual rate of 7.0%, and matures on July 2, 2005.

Note 4.  Legal Proceeding

         On April 2, 2004, the former President and Chief Operating Officer of ProUroCare Inc., filed a lawsuit against ProUroCare Inc. and the Company relating to his separation of employment with ProUroCare Inc. prior to the Merger. The former President and Chief Operating Officer was a party to an employment agreement with ProUroCare Inc. dated January 1, 2002, and alleges that the Company failed to make payments owed to him under the employment agreement in October 2003. He claims that this action resulted in a termination without cause and that he is entitled to severance payments under the contract. The Company has recorded a reserve provision of $75,000 as a contingent liability in connection with this lawsuit.

         The complainant seeks approximately $229,000 in monetary damages, injunctive relief to compel the Company to place such funds into an escrow account, fines under Minnesota law (in an unspecified amount), plus payment of litigation costs and attorneys' fees. The court did not grant the injunctive relief. The Company disputes these claims and believes they are without merit.

         The Company asked the court for summary judgment, but the motion was not granted. The Company attempted to reach a mediated settlement of the case, but the parties failed to reach an acceptable settlement. The court has set a window for a trial date in early June, 2005.

Note 5.  Employment Agreements

         On March 3, 2005 ProUroCare Medical Inc.'s Board of Directors realigned the duties of our Chairman, Maurice R. Taylor, and our President and Chief Executive Officer, Michael P. Grossman. As a result, the Board named Mr. Taylor as its new Chief Executive Officer, and named Mr. Grossman as Chief Operating Officer. Mr. Taylor retains the title of Chairman and Mr. Grossman retains the title of President. In recognition of these changes, the Company entered into new employment agreements with Mr. Taylor and Mr. Grossman.

         Each of these agreements provides for a minimum annual salary, potential cash incentive payments, and options to purchase shares of common stock that vest over time. These agreements also provide that, upon termination without cause (or a change of employment that the employee elects to treat as a termination of employment), the employee will receive as severance six months of base salary plus four months of base salary for each year of service (up to a maximum of 24 months of base salary), plus the prorated average of any bonus or incentive compensation paid over the previous two years. Additionally, all unvested stock options then held by the employee will immediately vest with a one-year period for exercise. Mr. Taylor's and Mr. Grossman's agreements have terms that continue until December 31, 2006 and January 31, 2007, respectively.

         Under each of the above-referenced employment agreements, in the event of a change in control resulting in a termination of employment, change of location, or decrease in the level of responsibility of the executive (any of which occur within two years of a change in control), the Company shall compensate the executive as if he were terminated without cause, as described above.

Note 6.  Subsequent Events

         On April 11, 2005 the Company entered into a placement agency agreement in connection with its efforts to raise additional capital. Under the terms of this agreement, the Company paid $5,000 to the placement agent, and committed to deliver 100,000 shares of its Common Stock to the placement agent as payment for the agents' due diligence efforts.

         On April 18, 2005, the Company applied a portion of amounts on deposit with one of its research and development contractors, Minnetronix Inc. to pay the balance (approximately $122,000) of an unsecured promissory note that had been issued to Minnetronix in October 2004 and certain open invoices from Minnetronix. The remaining balance of the deposit totals approximately $36,000, which will be held as a security deposit by Minnetronix against their future contracted work.